811522

1-31-02

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030325

FORM 6-K

[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly period ended: January 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ______________________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(formerly Quartz Mountain Gold Corp.)
(Name of small business issuer specified in its charter)

British Columbia, Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1020 - 800 West Pender Street, Vancouver, BC	V6C 2V6
(Address of principal executive offices)	(Zip code)
Issuer's telephone number	(604) 684-6365

____
(Former address, if changed from last report)

As of March 28, 2002, there were 8,597,204 common shares allotted and outstanding.

QUARTZ MOUNTAIN RESOURCES LTD.

TABLE OF CONTENTS

PART I: FINANCIAL INFORMATION

ITEM 1: Consolidated Financial Statements

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by management without audit)
(Stated in U.S. Dollars)

	January 31, 2002	July 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 99,996	$ 10,790
Accounts receivable	8,850	7,665
	108,846	18,455
Investments (note 2)	95,506	--
Mineral property interests (note 3)	1,272	2
	$ 205,624	$ 18,457
Liabilities and Shareholders' Deficiency		
Current liabilities		
Accounts payable and accrued liabilities	$ 93,838	$ 80,210
Shareholders' equity (deficiency)		
Share capital		
Authorized		
60,000,000 common shares of no par value		
Issued and fully paid		
8,597,204 common shares	20,299,897	20,298,625
Deficit	(20,188,111)	(20,360,378)
	111,786	(61,753)
Continuing operations (note 1)		
	$ 205,624	$ 18,457

See accompanying notes to the consolidated financial statements.

Approved By the Board

"David S. Jennings"
David S. Jennings

"Shannon M. Ross
Shannon M. Ross

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)
(Stated in U.S. Dollars)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2002	**2001**	**2002**	**2001**
Expenses and other				
Interest and other income	$ --	$ (3)	$ --	$ (3)
Corporate, general and administrative expenses	14,998	29,524	16,537	30,649
Gain on disposal of mineral property interests	(195,504)	--	(195,504)	--
Mineral property expenditures	--	--	6,700	6,700
	(180,506)	29,521	(172,267)	37,346
Earnings (loss) for the period	180,506	(29,521)	172,267	(37,346)
Deficit, beginning of period	(20,368,617)	(20,316,552)	(20,360,378)	(20,308,727)
Deficit, end of period	$(20,188,111)	$(20,346,073)	$(20,188,111)	$(20,346,073)
Earnings (loss) per share	$0.02	$(0.00)	$0.02	$(0.00)
Weighted average number of common shares outstanding	8,583,345	8,312,204	8,577,775	8,234,728

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)
(Stated in U.S. Dollars)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2002	**2001**	**2002**	**2001**
Operating activities				
Earnings (loss) for the period	$ 180,506	$ (29,521)	$ 172,267	$ (37,346)
Gain on disposal of mineral property interests	(95,504)	--	(95,504)	--
Changes in non-cash operating working capital				
Amounts receivable	(1,404)	(6,168)	(1,185)	(6,205)
Accounts payable and accrued liabilities	13,590	30,600	13,628	24,485
Cash (used for) operating activities	97,188	(5,089)	89,206	(19,066)
Financing activities				
Issue of common shares - for cash	--	5,052	--	18,782
Cash provided by (used for) financing activities	--	5,052	--	18,782
Increase (decrease) in cash	97,188	(37)	89,206	(284)
Cash, beginning of period	2,808	1,361	10,790	1.608
Cash, end of period	$ 99,996	$ 1,324	$ 99,996	$ 1,324
Non-cash				
Acquisition of mineral property interests	$ 1,272	$ --	$ 1,272	$ --
Issuance of share capital	(1,272)	--	(1,272)	--
Investment in shares	95,506	--	95,506	--
Gain on disposal of mineral property interests	(95,506)	--	(95,506)	--

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Six months ended January 31, 2002 and 2001
(Prepared by management without audit)
(Stated in U.S. Dollars)

The accompanying consolidated financial statements for the interim periods ended January 31, 2002 and 2001, are prepared on the basis of accompanying principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2001.

1. Continuing Operations

These financial statements are prepared in accordance with accounting principles applicable to a going concern. The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company's significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof. The viability of the Quartz Mountain property is highly dependent upon the price of gold.

The Company's working capital at January 31, 2002, is not sufficient to meet the Company's objectives as presently planned. Management recognizes that the Company must generate additional resources to enable it to continue operations. Management's plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company's exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration and development program. However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to continue to curtail the Company's operations and exploration and development activities.

2. Investment

The Company holds 300,000 common shares of Seabridge Resources Ltd. at a book value of Cdn$153,000, which it received pursuant to an asset purchase and royalty agreement on the disposition of the Company's interest in the Quartz Mountain property in Oregon. At January 31, 2002, the market value of these shares was Cdn$174,000.

(Stated in U.S. Dollars)

3. Interests in Mineral Properties

	Acquisition Costs	Deferred Exploration and Development Costs	Option Proceeds and Write-downs	January 31, 2002 Total	July 31, 2001 Total
Mineral Properties:					
Newton Hill (a)	$ 1,272	$ --	$ --	$ 1,272	
Quartz Mountain (b)	$ 6,628,085	$ 7,332,306	$(13,960,391)	$ --	$ 1
Denis	8,217	--	(8,217)	--	1
	$ 6,637,574	$ 7,332,306	$(13,968,608)	$ 1,272	$ 2

(Stated in U.S. Dollars)

(a) The Company entered into an option agreement to acquire 100% of the Newton Hill property consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to an net smelter returns royalty of 2%.

(b) The Quartz Mountain property consists of 67 unpatented mining claims located in Lake County, Oregon that were staked by the Company. During the quarter ended January 31, 2002, the Company entered into negotiations with Seabridge Resources Inc. ("Seabridge") to sell 100% of the Company's title, right and interest in the Quartz Mountain property.

In consideration for the title, right and interest in the property, Seabridge:

(i) issued 300,000 common shares of Seabridge to the Company;

(ii) issued 200,000 common share purchase warrants of Seabridge to the Company exercisable by the Company at Cdn$0.90 for a period of two years;

(iii) paid US$100,000 to the Company;

(iv) will pay a 1% Net Smelter Return royalty to the Company on any production from the property.

4. Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

(a) The Company has paid $8,116 to a private company, for rent and administrative services, of which two of the directors of the Company are directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ITEM 2: Management's Discussion and Analysis or Plan of Operation

Results of Operations

Three months ended January 31, 2002 and January 31, 2001

The principal factors contributing to the difference between the earnings of $180,506 for the three months ended January 31, 2002, as compared to the loss of $29,521 for the three months ended January 31, 2001, include:

- A decrease in corporate, general and administrative expenditures from $29,524 in fiscal 2001 to $14,998 in fiscal 2002, primarily due to a decrease in total administrative costs paid by the Company by Hunter Dickinson Inc. during the quarter.
- A gain on disposal of $195,504 of the Quartz Mountain property in Oregon.

Six months ended January 31, 2002 and January 31, 2001

The principal factors contributing to the difference between the earnings of $172,267 for the six months ended January 31, 2002, and the loss of $37,346 for the six months ended January 31, 2001, include:

- a decrease in corporate, general and administrative expenditures from $30,649 in fiscal 2001 to $16,537 in fiscal 2002, primarily due to a decrease in total administrative costs paid by the Company by Hunter Dickinson Inc. during the period.
- A gain on disposal of $195,504 of the Quartz Mountain property in Oregon.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or the proceeds from the sale of the Company's common shares will provide sufficient funds for all of the Company's requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable. At January 31, 2002, share subscriptions were outstanding of $4,841. At this time, the Company does not have any unused banking commitments or lines of credit which could provide additional working capital.

The Company has assessed the recoverability of all capitalized exploration and development of the Property. Due to continuing low gold prices, environmental considerations, and the higher cost of any future production from the Property, because of the high percentage of sulphidic ore in the mineral inventory, the carrying cost of the Property was written down to a nominal value of $1. The Company's primary focus has been the Quartz Mountain Property in Oregon, but the Company is currently reviewing mineral exploration properties for possible acquisition. Any acquisition or option will be made if the Company believes that it has sufficient future exploration potential to further the interests of the Company. Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

During the quarter ended January 31, 2002, the Company sold its 100% interest in the Quartz Mountain Gold Property, Lake County, Oregon to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively "Seabridge") (see Seabridge news release dated December 18, 2001).

At closing, Seabridge issued Quartz Mountain i) 300,000 Seabridge common shares; ii) 200,000 Seabridge common share purchase warrants, exercisable by Quartz Mountain at C$0.90 per share for two years; iii) and the Company received US$100,000; and iv) will receive a 1% Net Smelter Return royalty from any future production on the property. This transaction marks the second step in the restructuring and reactivation of the Company and has been approved by consent of the majority of Quartz Mountain shareholders.

The Company should have sufficient working capital to fund administrative costs for the next twelve months. Additional working capital will be required to fund any new acquisitions. The Company does not expect to generate revenue from operations for several years from the Quartz Mountain Property (1% NSR), and it is not known at this time if or when any mining would commence on the Quartz Mountain Property. Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge will be responsible for all costs relating to the Quartz Mountain Property and the Company's interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

The Company also entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to an net smelter returns royalty of 2%.

Results of Operations

Accounting Principles

The above discussion of results of operations is based on the Company's consolidated financial statements for the six months ended January 31, 2002, included herein, which are prepared using accounting principles generally accepted in Canada

Inflation and Price Changes

Inflation is not expected to have a material impact on the Company beyond the general impact on all businesses such as higher costs of materials, services and wages. Inflation could affect both future costs and the price the Company will realize from the sale of future gold production.

PART II OTHER INFORMATION

ITEM 1 Legal Proceedings

The Company is not party to any material pending legal proceedings.

ITEM 2 Changes in Securities

Not applicable.

ITEM 3 Defaults Upon Senior Securities

None.

ITEM 4 Submission of Matters to a Vote of Security Holders

None.

ITEM 5 Other Information

ITEM 6 Exhibits and Reports on Form 6-K

None.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTZ MOUNTAIN RESOURCES LTD.
(Registrant)

Date: March 28, 2002

By: ______________________
Rene G. Carrier
Director